Exhibit 99.1

CyberArk Announces Strong First Quarter 2018 Results
First quarter total revenue of $71.8 million increases 22% year-over-year
GAAP operating income of $4.0 million and non-GAAP operating income of $12.6 million
Cash flow from operations of $33.1 million increases 107% year-over-year

Newton, Mass. and Petach Tikva, Israel – May 3, 2018 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access security, today announced financial results for the first quarter ended March 31, 2018.

“We were pleased to start 2018 with a very strong quarter, exceeding our guidance across revenue, operating income and EPS,” said Udi Mokady, CyberArk Chairman and CEO.  “We continue to see robust demand for our solution across geographies and vertical markets.  Our strong results were driven by both new and existing customers who are protecting credentials and secrets on premises, in the cloud and in the DevOps pipeline. The year is off to a great start and with our strong results in the first quarter, we are well positioned to execute our strategy and capitalize on our tremendous opportunity.”

Financial Highlights for the First Quarter Ended March 31, 2018

Revenue:

•	Total revenue was $71.8 million, up 22% compared with the first quarter of 2017.
•	License revenue was $38.5 million, up 17% compared with the first quarter of 2017.
•	Maintenance and professional services revenue was $33.3 million, up 28% compared with the first quarter of 2017.

Operating Income:

•	GAAP operating income was $4.0 million, compared to $6.0 million in the first quarter of 2017. Non-GAAP operating income was $12.6 million, compared to $12.7 million in the first quarter of 2017.

Net Income:

•
GAAP net income was $6.4 million, or $0.18 per diluted share, compared to GAAP net income of $7.5 million, or $0.21 per diluted share, in the first quarter of 2017.   Non-GAAP net income was $11.8 million, or $0.32 per diluted share, compared to $10.2 million, or $0.28 per diluted share, in the first quarter of 2017.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross margin, operating income and net income for the three months ended March 31, 2018 and 2017. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of March 31, 2018, CyberArk had $344.2 million in cash, cash equivalents, marketable securities and short-term deposits, which reflects the cash consideration paid for Vaultive Ltd. during the first quarter of 2018.  This compares to $330.3 million as of December 31, 2017.

•	During the first quarter of 2018, the Company generated $33.1 million in cash flow from operations, an increase from $16.0 million in the first quarter of 2017.

Business Outlook

Based on information available as of May 3, 2018, CyberArk is issuing guidance for the second quarter and full year 2018 as indicated below.

Second Quarter 2018:

•	Total revenue is expected to be in the range of $72.0 million to $73.5 million, which represents 25% to 28% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $10.2 million to $11.4 million.
•	Non-GAAP net income per share is expected to be in the range of $0.23 to $0.25 per diluted share. This assumes 36.9 million weighted average diluted shares.

Full Year 2018:

•	Total revenue is expected to be in the range of $315.0 million to $319.0 million, which represents 20% to 22% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $57.5 million to $60.5 million.
•	Non-GAAP net income per share is expected to be in the range of $1.31 to $1.37 per diluted share. This assumes 36.8 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today, Thursday, May 3, 2018 at 4:30 p.m. Eastern Time (ET) to discuss the company’s first quarter financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 9355458. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 9355458. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 100, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2018 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2017	2018

Revenues:
License	$32,952	$38,494
Maintenance and professional services	26,083	33,289

Total revenues	59,035	71,783

Cost of revenues:
License	1,584	2,397
Maintenance and professional services	7,683	8,891

Total cost of revenues	9,267	11,288

Gross profit	49,768	60,495

Operating expenses:
Research and development	9,214	12,984
Sales and marketing	27,678	34,582
General and administrative	6,878	8,899

Total operating expenses	43,770	56,465

Operating income	5,998	4,030

Financial income, net	548	1,841

Income before taxes on income	6,546	5,871

Tax benefit	990	550

Net income	$7,536	$6,421

Basic net income per ordinary share	$0.22	$0.18
Diluted net income per ordinary share	$0.21	$0.18

Shares used in computing net income
per ordinary shares, basic	34,395,084	35,454,102
Shares used in computing net income
per ordinary shares, diluted	36,113,216	36,464,230

Share-based Compensation Expense:

	Three Months Ended
	March 31,
	2017	2018

Cost of revenues	$453	$655
Research and development	1,309	1,504
Sales and marketing	1,671	2,417
General and administrative	1,766	2,347

Total share-based compensation expense	$5,199	$6,923

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)
	December 31,	March 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161,261	$182,042
Short-term bank deposits	107,647	98,511
Marketable securities	34,025	44,807
Trade receivables	45,315	38,388
Prepaid expenses and other current assets	7,407	11,216

Total current assets	355,655	374,964

LONG-TERM ASSETS:
Property and equipment, net	9,230	10,587
Intangible assets, net	15,664	19,660
Goodwill	69,217	83,195
Marketable securities	27,407	18,791
Severance pay fund	3,692	3,647
Other long-term assets	2,368	13,809
Deferred tax asset	19,343	17,956

Total long-term assets	146,921	167,645

TOTAL ASSETS	$502,576	$542,609

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,960	$5,033
Employees and payroll accruals	25,253	22,954
Accrued expenses and other current liabilities	10,209	6,635
Deferred revenues	66,986	74,728

Total current liabilities	104,408	109,350

LONG-TERM LIABILITIES:
Deferred revenues	38,249	44,748
Other long-term liabilities	242	1,500
Accrued severance pay	5,712	5,549

Total long-term liabilities	44,203	51,797

TOTAL LIABILITIES	148,611	161,147

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	91	92
Additional paid-in capital	249,874	258,763
Accumulated other comprehensive income (loss)	107	(456)
Retained earnings	103,893	123,063

Total shareholders' equity	353,965	381,462

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$502,576	$542,609

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)
	Three Months Ended
	March 31,
	2017	2018

Cash flows from operating activities:
Net income	$7,536	$6,421
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,685	2,194
Amortization of premium on marketable securities	97	101
Share-based compensation expenses	5,199	6,923
Deferred income taxes, net	(2,727)	(1,272)
Decrease (increase) in trade receivables	(1,560)	6,927
Increase in prepaid expenses and other
current and long-term assets	(1,341)	(2,294)
Increase in trade payables	797	3,191
Increase in short term and long term deferred revenues	7,237	17,760
Decrease in employees and payroll accruals	(1,932)	(3,003)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	851	(3,758)
Increase (decrease) in accrued severance pay, net	139	(118)

Net cash provided by operating activities	15,981	33,072

Cash flows from investing activities:
Proceeds from short and long term deposit	-	9,254
Investment in short and long term deposits	(4,965)	-
Investment in marketable securities	(9,845)	(9,933)
Proceeds from maturities of marketable securities	2,545	7,423
Purchase of property and equipment	(1,255)	(2,502)
Payments for business acquisitions, net of cash acquired	-	(18,488)

Net cash used in investing activities	(13,520)	(14,246)

Cash flows from financing activities:
Proceeds from exercise of stock options	703	1,942

Net cash provided by financing activities	703	1,942

Increase in cash, cash equivalents and restricted cash	3,164	20,768

Cash, cash equivalents and restricted cash at the beginning of the period	174,156	162,520

Cash, cash equivalents and restricted cash at the end of the period	$177,320	$183,288

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2017	2018

Gross profit	$49,768	$60,495
Plus:
Share-based compensation - Maintenance & professional services	453	655
Amortization of intangible assets - License	843	1,230

Non-GAAP gross profit	$51,064	$62,380

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended
	March 31,
	2017	2018

Operating income	$5,998	$4,030
Plus:
Share-based compensation	5,199	6,923
Amortization of intangible assets - Cost of revenues	843	1,230
Amortization of intangible assets - Sales and marketing	246	198
Acquisition related expenses	438	268

Non-GAAP operating income	$12,724	$12,649

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended
	March 31,
	2017	2018

Net income	$7,536	$6,421
Plus:
Share-based compensation	5,199	6,923
Amortization of intangible assets - Cost of revenues	843	1,230
Amortization of intangible assets - Sales and marketing	246	198
Acquisition related expenses	438	268
Taxes on income related to non-GAAP adjustments	(4,015)	(3,229)

Non-GAAP net income	$10,247	$11,811

Non-GAAP net income per share
Basic	$0.30	$0.33
Diluted	$0.28	$0.32

Weighted average number of shares
Basic	34,395,084	35,454,102
Diluted	36,113,216	36,464,230